

16014751

Section

MAR 07 2016

Washington DC
416

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-69363~~ 8-69527

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triloma Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 North New York Avenue
(No. and Street)

Winter Park	FL	32789
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Katherine Anderson 404-303-8840 ext 1002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenfield and Company PLLC
(Name – *if individual, state last, first, middle name*)

301 East Pine Street, Suite 975	Orlando	FL	32801
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Katherine Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triloma Securities LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



BENGIE MAE
MY COMMISSION EXPIRES
FEB
15
2018
FORSYTH CO., GEORGIA
NOTARY PUBLIC

Notary Public

Signature

Financial & Operations Principal

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRILOMA SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

TRILOMA SECURITIES, LLC
Table of Contents
Year Ended December 31,2015


ROSENFIELD & Co. PLLC
TRADITIONAL VALUES | EXTRAORDINARY RESULTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Triloma Securities, LLC

We have audited the accompanying statement of financial condition of Triloma Securities, LLC, a Florida limited liability company, ("the Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Triloma Securities, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

Rosenfield and Company, PLLC
New York, New York
March 4, 2016

TRILOMA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS	
Cash and Cash Equivalents	$ 2,293,249
Accounts Receivable	49,156
Receivables From Non-Customers	357,011
Regulatory Deposit	1,409
Prepaid Expenses	157,765
Total Current Assets	2,858,590
Furniture and Office Equipment, Net	11,267
Other Assets	8,250
Total Assets	$ 2,878,107
LIABILITIES AND MEMBER'S EQUITY	
Accounts Payable	$ 9,032
Accrued Compensation	427,386
Accrued Expenses	52,910
Total Current Liabilities	489,328
Total Liabilities	489,328
MEMBER'S EQUITY	2,388,779
Total Liabilities and Member's Equity	$ 2,878,107

See Accompanying Notes to the Financial Statement

TRILOMA SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
December 31, 2015

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
Triloma Securities, LLC (the Company), a Florida limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Triloma Securities, LLC is wholly owned by Triloma Financial Group. The Company was formed on August 11, 2014 and received approval to operate as a broker-dealer on April 23, 2015.

The Company operates under the provisions of Paragraph (a)(2)(vi) of Rule 15c3-1 of the SEC and claims exemption from the remaining provisions of that rule. The requirements of Paragraph (a)(2)(vi) provide that the Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers. The Company does not accept money from customers, but rather all customer payments are made directly to the private placement or closed end fund into which the customers are investing.

The Company provides a limited range of services related to the syndication, and primarily acts as a broker or dealer of public placements of closed end funds and private placements of securities.

The Company carries no customer funds or securities and therefore is exempt from the reserve and possession or control requirements under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Act of 1934.

Operations
The Company's sole member intends to continue to fund the operations of the Company in the future.

Use of Estimates in Preparing Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

Accounts receivable are uncollateralized obligations related to expenses of the Company that are billed in connection with funds offered by the Company or their sponsor or co-sponsor for reimbursement which generally require payment within forty-five days from the invoice date. Accounts receivable are stated at the invoice amount and, also, represent billings from consulting engagements. Payments of accounts receivable are applied to the specific invoices identified on the sponsor's or co-sponsor's remittance advice or, if unspecified, to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of amounts that will not be collected. The allowance for doubtful accounts is based on management's assessment of the collectability of specific accounts receivable, the aging of the accounts receivable, historical collection information, and existing economic conditions. If there is a deterioration of a sponsor's or co-sponsor's credit worthiness or actual defaults are higher than the historical experience, management's estimates of recoverability of amounts due to the Company could be adversely affected. All accounts or portions thereof deemed to be uncollectible are written off to the allowance for doubtful accounts. Based on management's review of individual accounts, no allowance for doubtful accounts was considered necessary at December 31, 2015.

Receivable From Non-Customers

Receivables from non-customers are uncollateralized obligations generated by the sale of private placements and closed end funds. Payments are made by the transfer agent, and are typically paid within one week of the trade date for the respective investment once escrow has been broken for a respective fund. Interest is not accrued on the outstanding receivable balance. Management considers all receivable balances to be collectible.

Furniture and Office Equipment

Furniture and office equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives.

TRILOMA SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
December 31, 2015

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is a "disregarded entity" for income tax purposes, as it is wholly owned subsidiary of Triloma Financial Group which is taxable as a partnership for income tax purposes. The operations of the Company are included on the Triloma Financial Group partnership tax return, and are flowed through to, and taxable to, the members of Triloma Financial Group. Accordingly, no provision or liability for income taxes is included in the accompanying financial statements.

NOTE 2 RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its sole member, Triloma Financial Group, in which the member pays a significant portion of the operating expenses of the Company. These expenses are settled monthly between the member and the Company. During the fiscal year ending December 31, 2015, the Company recorded $5,126,950 of contributions from Triloma Financial Group, its sole member, for cash contributions and expenses paid by the sole member on the Company's behalf that are settled as an equity contribution by the Company.

All designated broker dealer expenses paid by Triloma Financial Group, the sole member, such as payroll and related taxes, travel and regulatory expenditures, are charged directly to the Company. Other expenses such as general and administrative, marketing and advertising and other operating expenses are based on allocations that are periodically adjusted in accordance with the expense sharing arrangement to reflect changes in the operations of the Company, such as employee headcount, amount of space occupied and specifically chargeable expenses.

The Company occupies office space in offices leased by Triloma Financial Group, its sole member.

A minority member of the sole member of the Company is also a member of the board of directors of Triloma EIG Global Energy Fund and Triloma EIG Global Energy Term Fund I. The two funds are managed by an independent board of directors.

NOTE 3 RECEIVABLES FROM NON-CUSTOMERS

Receivables from non-customers at December 31, 2015, consist of a dealer manager fee due in the amount of $357,011.

NOTE 4 FURNITURE AND OFFICE EQUIPMENT

Furniture and office equipment are summarized as follows as of December 31, 2015:

	Useful Lives	Amount
Computers, Printers & Other Office Equipment	5	11,783
Accumulated Depreciation		(516)
		$ 11,267

NOTE 5 EMPLOYEE BENEFIT PLAN

Employees of the Company may participate in the defined contribution plan provided the employee meets the minimum age requirement of 20 years old. The Company does not make contributions to the plan.

NOTE 6 NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital (as defined under this rule) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the twelve months after commencing business as a broker dealer.

During 2015, it was determined the Company incurred an inadvertent net capital deficiency under Rule 15c3-1 for the months of July, August and September because it had guaranteed a loan facility of the Company's sole member prior to the Company being registered as a broker dealer. The guarantee was cancelled by agreement with the lender in September and, aside from the impact on net capital for that limited period, there was no other impact on the Company.

At December 31, 2015, the Company had net capital of $1,803,921 which is in excess of the $61,166 requirement under Rule 15c3-1, and a net capital ratio of 0.27 to 1. Accordingly, management believes the Company to be in compliance with these requirements at December 31, 2015.

There are no material differences between these financial statements and the December 31, 2015 financial statements filed with FINRA.

NOTE 7 CONCENTRATIONS

The receivables from non-customers consist of one dealer manager fee due at December 31, 2015.

The accounts receivable balance at December 31, 2015 is due from 3 accounts.

The Company maintains most of its cash at a commercial bank located in Florida. Balances on deposit are insured by the Federal Deposit Insurance Corporation (FDIC) up to specified limits. Deposit balances in excess of FDIC limits are uninsured.

NOTE 8 SUBSEQUENT EVENTS

Management evaluated subsequent events through March 4, 2016, which is the date these financial statements were issued. Events or transactions occurring after December 31, 2015, but prior to March 4, 2016, that provide additional evidence about conditions that existed at December 31, 2015, have been recognized in the financial statements for the year ended December 31, 2015.